GENTIVA HEALTH SERVICES, INC.

3 Huntington Quadrangle, Suite 200S

Melville, NY 11747-4627

March 16, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gentiva Health Services, Inc.
Form 10-K
File No. 1-15669

Ladies and Gentlemen:

We file herewith via EDGAR Form 10-K of Gentiva Health Services, Inc. (“Company”) for its fiscal year ended December 31, 2006.

The Company’s financial statements included in the Form 10-K do not reflect any change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices, except as discussed in Note 10 to the Company’s consolidated financial statements the Company adopted new accounting standards for equity based compensation in 2006.

If you have any questions with respect to the Form 10-K, please contact the undersigned by telephone (631-501-7035) or by fax (913-814-4844).

Very truly yours,

/s/ John R. Potapchuk

John R. Potapchuk
Executive Vice President, Chief
Financial Officer and Treasurer